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                                     FORM 4

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

     (Print or Type Responses)

________________________________________________________________________________
1.   Name and Address of Reporting Person*

   Smith Vincent C.
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   (Last)                           (First)             (Middle)

   c/o Quest Software, Inc., 8001 Irvine Center Drive
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                                    (Street)

   Irvine, California  92618
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   (City)                           (State)              (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

   Quest Software, Inc. (QSFT)
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________________________________________________________________________________
3.   IRS or Social Security Number of Reporting Person, if an entity (Voluntary)

________________________________________________________________________________
4.   Statement for Month/Year

     May/2001
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________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)

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6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)


          Chief Executive Officer and Chairman
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable Line)

     [X]  Form filed by One Reporting Person
     [_]  Form filed by More than One Reporting Person
________________________________________________________________________________

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                   2.               Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                 Transaction      (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                  Date             ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                        (Month/Day/Year)   Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

 Common Stock                                                                                     1,255,331     D
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                                                                                                                    Through limited
                                                                                                                       liability
 Common Stock                                                                                    33,298,900     I    companies (1)
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                                                                                                                    By Mr. Smith's
                                                                                                                       minor
 Common Stock                                                                                       153,440     I    children (2)
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 Common Stock                                                                                        47,060     I   By trust (3)
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

    (1)  These shares were previously held by general partnerships.

    (2) Mr. Smith disclaims beneficial ownership of the common stock held by his children.

    (3) Shares are held by a charitable remainder trust of which Mr. Smith is trustee and beneficiary. Mr. Smith disclaims beneficial ownership of the common stock held by the trust except to the extent of his pecuniary interest therein.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*  If the form is filed by more than one reporting person, see Instruction
   4(b)(v).

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FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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
                                                                                                                          Through
                                                                                                                          limited
                                                                                                                         liability
Contract to Sell (1) (1)   05/31/01    A        2,606,600     (1)     (1)   Common Stock 2,606,600 (1)   2,606,600   I    company
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
Explanation of Responses:

(1) Techdollars, LLC (the "LLC"), a limited liability company controlled by Mr. Smith, entered into a pre-paid variable share forward contract on May 31, 2001 relating to 2,606,600 shares (the "Number of Shares") of Quest Software, Inc. common stock ("Common Stock"). Under the contract, in exchange for a cash payment of $71,797,722, the LLC agreed to deliver a number of shares of Common Stock in May 2004 (or on an earlier date if the contract is terminated early) pursuant to the following formula: (i) if the price of Common Stock in May 2004 (the "Final Price") is less than $33.88 (the "Floor Price"), the Number of Shares; (ii) if the Final Price is less than or equal to $50.65 (the "Cap Price"), but greater than or equal to the Floor Price, then a number of shares equal to the Number of Shares times the Floor Price divided by the Final Price; (iii) if the Final Price is greater than the Cap Price, then a number of shares equal to the Number of Shares multiplied by a fraction, the numerator of which is the sum of the Floor Price and the difference between the Final Price and the Cap Price, and the denominator of which is the Final Price. Alternatively, the LLC has the option to cash settle the contract, with the cash settlement amount being equal to the number of shares to be delivered times the Final Price.


   /s/ Vincent C. Smith                                        June 1, 2001
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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